UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Teekay Shipping Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

Y8564W 10 3

(CUSIP Number)

Arthur F. Coady, President, Resolute Investments, Inc., TK House, Bayside Executive Park, West Bay Street &
Blake Road, P.O. Box AP 59214, Nassau, Bahamas, Tel: (242) 502-8880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. Y8564W 10 3		Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Resolute Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	7	SOLE VOTING POWER 16,515,690

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 16,515,690

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,515,690

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1. Security and Issuer

     This Schedule 13D relates to shares of the common stock, $0.001 par value per share, of Teekay Shipping Corporation, a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”), with principal executive offices at TK House, Bayside Executive Parks, West Bay Street & Blake Road, P.O. Box AP-59213, Nassau, Bahamas.

Item 2. Identity and Background

     This Schedule 13D relates to Resolute Investments, Inc., a corporation organized under the laws of The Bahamas (the “Reporting Person”), with its principal executive offices at TK House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP- 59214, Nassau, Bahamas. In the past five years, the Reporting Person has not been convicted in a criminal proceeding or been a party to any action as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is managed by Arthur F. Coady, a Director and its President, Bruce C. Bell, a Director and its Vice President, C. Sean Day, a Director and its Chairman of the Board and Lindsey J. Cancino, its Treasurer. The Reporting Person is ultimately controlled by Alex Karlshoej, Thomas Kuo-Yuen Hsu, Shigeru Matsui, and Arthur F. Coady, the managing directors of The Kattegat Trust Company Limited, which is the trustee of the trust that owns all of the outstanding equity of the Reporting Person.

     Arthur F. Coady’s residence address is P.O Box N-7776, Resolute Road, Lyford Cay, N.P. Bahamas. He is the Chairman of the Board of Oceanic Bank and Limited Trust, a Bahamian bank and trust company whose address is TK House, Bayside Executive Park, P.O. Box — AP 59213, Nassau, Bahamas. In the past five years, Mr. Coady has not been convicted in a criminal proceeding or been a party to any action as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Coady is a citizen of Canada.

     Bruce C. Bell’s residence address is P.O. Box — N7776, Resolute Road, Lyford Cay, N.P. Bahamas. He is Managing Director of Oceanic Bank and Trust Limited , a Bahamian bank and trust company whose address is TK House, Bayside Executive Park, P.O. Box — AP 59213, Nassau, Bahamas. Mr. Bell is also a director and the Corporate Secretary of the Issuer. In the past five years, Mr. Bell has not been convicted in a criminal proceeding or been a party to any action as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Bell is a citizen of Canada.

     C.     Sean Day’s business address is Three Pickwick Plaza, 2nd Floor, Greenwich, Connecticut, USA 06830. Mr. Day is a director and Chairman of the Board of the Issuer. He is also Chairman of the Board of Seagin International LLC, whose principal business is management consultant and address is Three Pickwick Plaza, 2nd Floor, Greenwich, Connecticut, USA 06830. In the past five years, Mr. Day has not been convicted in a criminal proceeding or been a party to any action as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Day is a citizen of the United States of America.

     Alex Karlshoej’s residence address is 725 Sanborn Rd., Yuba City, California, USA 95993. He is President and a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95901. Mr. Karlshoej is also a director of the Issuer. In the past five years, Mr. Karlshoej has not been convicted in a criminal proceeding or been a party to any action as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Karlshoej is a citizen of the United States.

     Thomas Kuo-Yuen Hsu’s residence address is 9 West Heath Close, London, England, NW3 7NJ. He is Executive Director of Expedo & Company (London) Ltd., which is part of the Expedo Group of Companies that manages a fleet of vessels, and whose address is 40 George Street, London, England, W1H 5RE. Mr. Hsu is also a director of the Issuer. In the past five years, Mr. Hsu has not been convicted in a criminal proceeding or been a party to any action as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Hsu is a citizen of the United Kingdom.

     Shigeru Matsui’s residence address is 2-10 Okamoto 3-Chome,Setagaya-Ku, Tokyo, 157-0076. He is president of Matsui & Company, whose principal business is ship brokerage, and address is #1103 Urban Shinbashi Bldg, 5-1 Shinbashi 4-Chome, Minato-Ku,Tokyo,105-0004, Japan. In the past five years, Mr. Matsui has not been convicted in a criminal proceeding or been a party to any action as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Matsui is a citizen of Japan.

     Lindsey J. Cancino’s resident address is P.O. Box SS-19375, #9 Nelson Street, Blair Estates, Nassau, Bahamas. He is a Director and Vice President Finance of Oceanic Bank And Trust Limited, a Bahamian bank and trust company whose address is TK House, Bayside Executive Park, P.O. Box AP-59213, Nassau, Bahamas. In the past five years, Mr. Cancino has not been convicted in a criminal proceeding or been a party to any action as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. Mr. Cancino is a citizen of The Bahamas.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person acquired the Issuer’s securities from the previous beneficial owners, Cirrus Trust and JTK Trust, pursuant to a reorganization of their holdings. The Reporting Person purchased an additional 200,000 shares of the Issuer’s common stock in the open market. Cirrus Trust and JTK Trust are under the common supervision of Messrs. Karlshoej, Hsu, Matsui and Coady, the same individuals who control the Reporting Person. Cirrus Trust and JTK Trust transferred to the Reporting Person 13,427,397 shares and 2,888,293 shares, respectively, of the Issuer’s common stock that had been beneficially owned by them.

Item 4. Purpose of Transaction.

     The Reporting Person acquired the Issuer’s securities as part of the transaction described in Item 3 above for investment purposes. The Reporting Person has no plan or proposal that relates to, or would result in, any of the items set forth in the instructions to this Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

     The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 16,515,690 shares of the common stock of the Issuer, representing approximately 41.6% of the Issuer’s outstanding common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Person with respect to the securities of the Issuer. None of the subject securities have been pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the subject securities.

Item 7. Material to Be Filed as Exhibits

     None

     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     December 20, 2002

RESOLUTE INVESTMENTS, INC.

/s/ Arthur F. Coady Name: Arthur F. Coady Title: Director and President